TETRA TECH, INC.

3475 East Foothill Boulevard

Pasadena, California  91107

CONFIDENTIAL TREATMENT REQUESTED
FOR CERTAIN SUPPLEMENTAL INFORMATION

December 15, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Attention:  Nili Shah, Accounting Branch Chief

Re:	Tetra Tech, Inc.
File No. 0-19655

Dear Ms. Shah:

By letter dated November 20, 2006, you provided additional comments following your review of the Tetra Tech, Inc. (the “Company”) response letter dated October 30, 2006.  This letter sets forth certain of such additional comments (numbers 1, 3, 6 through 14 and 16) in italics and the Company’s responses to those comments.  The Company has responded to the Staff’s other comments in its letter dated December 11, 2006.

Form 10-K for the Fiscal Year Ended October 2, 2005

SEC Comment

1.             We have reviewed all of your responses and the information provided to us on a supplemental basis, specifically your CODM reports.  We remain skeptical that you have properly identified your operating segments in accordance with paragraph 10 of SFAS 131.  In this regard, it appears that for fiscal year 2006 Dan Batrack is your CEO, COO, and Infrastructure segment manager, and Sam Box is your President and Resource Management segment manager.  As such, it would seem as though these two individuals would be reviewing disaggregated information.  In this situation, it would seem to be difficult for the CODM to ignore the disaggregated financial information when making resource allocation decisions and assessing performance.  From a review of analyst reports and your CODM reports, it appears that you distinguish results of operations for Infrastructure between civil infrastructure contracts and systems support and security contracts.  The analyst reports and the CODM reports also appear to indicate that the sales trends, gross profit margins and operating profit margins do differ or will differ materially in the future.

However, we do acknowledge that determining your operating and reportable segments under SFAS 131 requires a significant level of management judgment, and that the financial statements are your responsibility.  The management approach method set forth in paragraph 4 of SFAS 131 is based upon the way that the overall enterprise is organized for the purpose of making operating decisions and assessing performance; accordingly, you are best placed to determine the operating and reportable segments that comply with the overall objectives  and basic principles of segment reporting, as outlined in paragraph 3 of SFAS 131.  It appears that you believe your aggregated presentation best meets the objectives and basic principles of segment reporting.  We urge you to review the guidance in SFAS 131, especially paragraph 3, and consider whether a more disaggregated presentation may be appropriate given your current management structure and that your CODM does receive financial information for significant projects, contracts and customers through discussions with segment managers, and especially if your civil infrastructure and systems support and security operations continue to exhibit materially differing operating trends.  At this time, given the level of judgment, your assertions and the limited financial information contained in the CODM reports you provided on an aggregated and disaggregated level, we have no further comment.  However, the Staff may have comments on this area in the future.

Response

1.             The Company respectfully acknowledges the Staff’s comment.  The Company will continue to present segment information on the basis of three operating segments, and will continue to monitor the appropriateness of its segments disclosures.

SEC Comment

3.             Please revise your accounting policy note for goodwill impairment testing to reflect the above change.

Response

3.     As indicated in its letter to the Staff dated December 11, 2006, which includes a response to comment 2, the Company believes it has assessed its goodwill for impairment properly pursuant to generally accepted accounting principles (“GAAP”).  The Company has noted the items that require clarification, and it will update its accounting policy disclosures for the goodwill and intangible asset accounting policy.  Reference is made to Attachment A of this response for the proposed revised disclosure to be included in the Company’s MD & A discussion in its 2006 Form 10-K. Approriate revisions will be made to the discussion in Attachment A for inclusion in the amended 2005 Form 10-K to be filed by the Company.

SEC Comment

6.             In your July 2, 2005 Form 10-Q, you have represented that the goodwill impairment was primarily caused by the decision to “exit the fixed-price civil infrastructure construction business.”  You reference an inability to “execute efficiently on fixed-price civil infrastructure construction contracts” and that this business was not being operated profitably.  However it remains unclear to us how your exiting this business could have had such a significant impact on your projected cash flows, as you have noted that these contracts have either low margins or result in losses.  It is also unclear why you have assumed that you would have such significant revenues and cash flows from projects that you stated are low-margin and high-risk and are outside of your expertise.  Jefferies & Company, Inc. stated in their July 29, 2005 report that the low-margin construction management contracts that you decided to de-emphasize accounted for a few million of revenue per quarter.  As such, please revise the disclosure to clearly explain exactly why your estimate of the fair value of the business units within Infrastructure decreased so significantly as of April 3, 2005 from July 1, 2004.  Your disclosure should fully explain any potential discrepancies between your previous disclosures and your account as to why such a large goodwill impairment charge was recognized as of the second quarter of fiscal year 2005, such as those we have noted.

Response

6.             As addressed in previous responses to the Staff’s comments on this subject, the primary cause for the impairment was the Company’s decision to exit the fixed-price civil infrastructure construction business.  However, as the Company noted in its most recent Form 10-Q, the decreased cash flows and resulting impairment also resulted from other factors that arose or increased in significance in the second quarter of fiscal 2005, including adverse developments in the business environment, the loss of key personnel, and the unanticipated increase in competition.  Accordingly, there were several reasons for the change in the Company’s business that decreased expected future cash flows since the Company’s impairment test in July 2004.  These changes, together with the concerns raised by the second quarter loss of $8.3 million in the infrastructure segment, caused the need for the interim impairment test.

The Company’s exit from future fixed-price civil construction contracts would not have a positive impact on its April 3, 2005 estimates of discounted cash flows compared to its prior July 2004 estimates of future discounted cash flows.  Rather, it would have the opposite effect as the estimates implicit in the July 2004 goodwill test assumed relatively significant levels of profit and positive cash flows from this type of project in future years, consistent with prior periods.  Accordingly, profits and positive cash flows from future contracts of this type were expected to continue at the previously recognized levels and were assumed in the Company’s forecasts and in its prior impairment assessments.  It was not until the second quarter of fiscal 2005 that the Company decided to change its business model and exit the fixed-price civil infrastructure construction business. Based on the results of the second quarter of fiscal 2005, management determined that the Company’s personnel did not have the expertise to perform this type of construction project.  The Company decided to not commit the resources that would be required to establish that expertise, and therefore concluded that this area of growth would be eliminated from the Company’s scope of services. By eliminating future contract work of this type and reducing the forecasted revenues and profits for all the reasons noted above in the Company’s April 2005 impairment test, there was a significant negative impact on the expected future cash flows as compared to the Company’s previous estimates in July 2004.  As a result, the valuation of the reporting unit decreased.

The revised assumptions used in the Company’s April 3, 2005 goodwill impairment analysis have proven to be reasonable.  This is evidenced by the fact that the infrastructure segment’s net revenue projections for fiscal 2006, as used in the 2005 goodwill impairment analysis, were within 1% of the actual amount achieved in fiscal 2006.  Also, the projections for fiscal 2007, as used in the 2005 goodwill impairment analysis, are comparable to the most recent fiscal 2007 annual operating plan forecast. Please refer to the Company’s response to comment no. 7 below for further information regarding the Company’s forecast process. Overall, the updated future projections estimated profits at lower levels than had previously been forecasted and utilized in the Company’s SFAS No. 142 analyses prior to April 2005.

The following amounts were utilized for purposes of calculating the debt-free discounted cash flow (prospective years 1 – 7 as of the indicated dates, $ in thousands):

	July 1, 2004	April 3, 2005	Decrease
Net Revenue	$4,076,676	$2,703,686	$1,372,990
Net Income	308,349	180,793	127,556
Cash Flows	252,649	164,476	88,173

The Company will incorporate the above summary into the updated disclosure contained in its amended 2005 Form 10-K and its 2006 Form 10-K.  Reference is made to Attachment A for the proposed revised disclosure.

With respect to the statement by Jefferies & Company, the Company has reviewed Jefferies’ July 29, 2005 equity research documentation and the final transcript from the Company’s July 28, 2005 investor review call.  Based on this review, the Company has determined that Jefferies incorrectly assumed that the “few million per year” was revenue remove related to the fixed-price civil infrastructure construction business.  The Jefferies assumption resulted from an earlier question from another analyst during the call regarding the profit margin in the resource management segment for the third quarter of 2005.  Company management explained that the $3 - $4 million in the quarter was a write-off for a construction-related project.  Unfortunately, the statement in the Jefferies report was erroneous, and should have referred to a write-off in the resource management segment rather than revenue of the fixed-price civil infrastructure construction business in the infrastructure segment, which was not an insignificant portion of the over $300 million of annual revenue, net of subcontractor costs, for the infrastructure segment.

SEC Comment

7.             You also disclose that “these projects had previously contributed positive cash flows.”  You state that a determination was made as to the specific business units that performed the majority of the work and that management was able to quantify the projected future cash flow impact of exiting the fixed-price civil infrastructure construction business.  However, you also disclose that “we did not separately track operating results for our fixed-price civil infrastructure construction projects.”  It is unclear how reasonable future cash flow assumptions are possible absent reliable, historical cash flow data pertaining to the fixed-price civil infrastructure construction business.  Further, one would expect that the applicable contract record-keeping requirements would enable management to quantify the historical revenues, income and cash flows generated from this business.  For each period presented in the Form 10-K, please revise MD&A to disclose the historical revenues, income and cash flows generated by the fixed-price civil infrastructure construction business.  This information is necessary for investors to fully assess the impact on future operating results of the decision to exit the fixed-price civil infrastructure construction business.  See Section 501.12 of the Financial Reporting Codification.

Response

7.             The Company will revise its disclosures to explain more clearly why the future cash flow projections, calculated for SFAS 142 to test the goodwill impairment, decreased significantly as of April 3, 2005 compared to July 1, 2004.  See Attachment A for the proposed revised disclosures.  The primary cause for the decreased cash flows and resulting impairment was the Company’s decision to exit the fixed-price civil infrastructure construction business.  However, as the Company noted, the impairment was also impacted by other factors not necessarily related to the fixed-price civil infrastructure construction business that arose or increased in significance in the second quarter of fiscal 2005, including adverse developments in the business environment, the loss of key personnel and the unanticipated increase in competition.  These changes in the Company’s business caused a decrease in its expected future cash flows compared to the impairment test in July 2004.  In turn, the decrease was the basis for the calculation of goodwill impairment that resulted in the $105 million charge.

In addition, as noted in earlier responses to the Staff’s comments, the Company has various accounting and project management systems that are currently in various stages of being replaced by the Company’s new Oracle-based ERP system.  These various systems did not track fixed-price contracts specifically as civil infrastructure construction or otherwise, nor did the Company as a matter of routine prepare or aggregate revenues, income and cash flow information for any category of contracts at this level of detail from information embedded in the detailed contracting data of each business unit.  As such, the Company is unable to accurately compile and report the information as requested by the Staff.  However, during the second quarter of fiscal 2005 when the Company investigated the causes of significant losses in the infrastructure segment, management noted that the losses were primarily due to poor results from fixed-price civil infrastructure construction contracts.  For example, the Company entered into a fixed-price civil infrastructure construction contract under which it was required to install underground water system piping for a large municipality. Because of the Company’s inexperienced management in this type of project, the Company had no bid history and its winning bid failed to include key estimates. The Company was required to perform the work during non rush-hours, yet it incurred labor costs during the non-productive time  because the project manager was not aware of the municipal traffic codes and failed to manage the situation appropriately. This caused the costs incurred to exceed the revenue derived from this contract.  Also, the Company entered into several fixed-price civil infrastructure contracts, and performed the required work, in the second quarter of fiscal 2005 (January through March) in the Pacific Northwest and Mountain regions of the United States.  The weather conditions were more inclement than expected for the region at that time of the year and caused delays that resulted in additional costs under these contracts.  These examples are indicative of the performance risks inherent in fixed-price civil infrastructure work.  The Company had numerous other marginally profitable and loss projects similar to these, which then led to management’s decision to halt the future acceptance of these fixed-price, high-risk projects.  Although these examples illustrate the negative impact of these contracts, for the reasons described above, not all of these projects could be tracked by corporate management and compiled by the Company.

The basis for the Company’s forecasted calculations and assumptions for SFAS 142 analysis purposes as of April 3, 2005 was a “bottoms-up” calculation for each business unit in connection with its mid-year semi-annual plan (SAP) forecast for the remainder of fiscal 2005.  The aggregated results at the infrastructure segment level were further reviewed and adjusted by the Company’s segment and corporate management for known factors based on management’s judgment.  This SAP forecast was then used as a base period for the projections to calculate the discounted cash flow.  The assumptions took into account the Company’s strategic decision to exit fixed-price civil infrastructure construction projects, the adverse changes in business climate, the unanticipated competition and the loss of key personnel, as noted above.   As a result, the assumptions for revenue, profits and cash flow were lowered, thereby decreasing the business enterprise value using the discounted cash flow method.

In support of the appropriateness of the impairment charge recognized, the Company points to the reasonableness of the forecasted results that were the basis for the impairment charge, as supported by the fact that those forecast amounts are tracking very closely with the actual results being recognized in the second half of 2005 and in 2006.  In its April 3, 2005 goodwill impairment calculation, the Company forecasted the fiscal 2006 infrastructure reporting unit net revenue to be $313.5 million.  The Company ultimately recorded $313.9 million of infrastructure reporting unit net revenue in fiscal 2006.  Operating income reported by the infrastructure reporting unit amounted to $22.9 million in fiscal 2006, compared to the forecast of $27 million, including option expense, in the April 3, 2005 goodwill impairment calculation. Further, the Company had previously added summary information about the infrastructure segment’s historical results, as previously requested by the Staff, in its third quarter fiscal 2006 Form 10-Q that will also be included in the amended 2005 Form 10-K.

SEC Comment

8.             Regarding the three methods you use to estimate the fair value of your reporting units, we note that you do not give equal weight to each of the three methods.  Rather, you weight the discounted cash flow method at 70% and the guideline company method and the similar transactions method at 15% each.  Paragraph 23 of SFAS 142 states that the best evidence of fair market value is quoted market prices in active markets.  As such, it is unclear to us why you have weighted the discounted cash flow method disproportionately to the other two market-based methods.  Please include disclosure in MD&A to provide a detailed explanation to investors as to how you determined how to weight each method.  Given that the weight assigned to each method is a subjective estimate, please disclose the amount of the impairment had you weighted each of the fair value methods equally.  Refer to Sections 501.12.a and 501.14 of the Financial Reporting Codification for guidance.

Response

8.             In response to the Staff’s comment concerning valuation, the Company has set forth below a detailed analysis of its valuation approach.  According to paragraph 23 of SFAS 142, the best evidence of fair market value is the quoted market price in an active market.  However, the actual assets being tested by the Company (i.e., its infrastructure and resource management reporting units) do not have active markets.  According to paragraph 24 of SFAS 142, if no active market exists, then other valuation techniques must be utilized.  Paragraphs 24 and 25 of SFAS 142 state that other acceptable valuation techniques may be used, such as the income approach (present value technique) and the market approach (multiples technique).

The Company utilizes the services of an independent valuation specialist to assist in the calculation of fair value for its reporting units.  In the valuation of the business enterprise of the reporting units, three different approaches may be employed to determine their fair value:  (i) the Income Approach, (ii) the Market Approach, and (iii) the Cost Approach.  While each of these approaches is initially considered in the valuation of the business enterprises, the nature and characteristics of the reporting units indicate which approach, or approaches, is most applicable.  The Company did not utilize the Cost Approach as this approach is typically used for capital-intensive businesses such as real estate holding and natural resource businesses, and the Company did not believe this method would provide a reliable estimate in this circumstance.  For companies providing services, such as the Company, a combination of the Income and Market Approaches would generally provide the most reliable indicators of value.  Further, to assess which approaches are most reliable, the comparability of the public companies and transactions must be assessed under the Market Approach, and the reasonableness of management’s projection must be assessed under the Income Approach.

The Company weighted the Income Approach and the Market Approach at 70% and 30%, respectively.  The Income Approach was given a higher weighting because it has the most direct correlation to the specific economics of the reporting unit, compared to the Market Approach which is based on multiples of broad-based (i.e. less comparable) companies.  For example, a publicly traded company in the Company’s industry, such as Fluor, has a significantly more diverse offering of engineering and construction services in contrast to the Company’s reporting units.  Fluor operates in the oil and gas, industrial and infrastructure, government, global services and power business segments; while the Company’s infrastructure reporting unit only operates in one of these business segments.  Accordingly, there are important differences between the guideline companies and the reporting unit that must be assessed.  The greater the differences, the less comparable the Market Approach is in relation to the Income Approach.  Accordingly, the Company believes that the Market Approach, while useful, is less reliable and should have a lower weighting than the Income Approach.

Notwithstanding the foregoing, based on the Staff’s request, the Company calculated the goodwill impairment for each of the infrastructure components by weighting each method equally.  The Company determined that the resulting hypothetical goodwill impairment ($108 million) was still within the range ($95 to $115 million) of the impairment indicated in the April 3, 2005 analysis, of which the charge of $105 million was the mid-point.  Giving an equal weighting to the methods for the annual impairment tests as of July 1, 2005 and 2006 had no impact on the step 1 calculation.

The Company will revise its MD&A disclosure to clarify its valuation methods and weighting assumptions as described above.  Reference is made to Attachment A for the proposed revised disclosure.

SEC Comment

9.             We note that you have disclosed the amount by which revenue, net of subcontractor costs, and operating profit decreased in your discounted cash flow analysis from July 1, 2004 to April 3, 2005.  Please also state the amount by which future cash flows changed.

Response

9.             The Company will revise its MD&A disclosure to include the amount by which the future cash flows available for distribution decreased (approximately $88 million from July 1, 2004 to April 3, 2005).  Please refer to the Company’s response to comment No. 6 above.  Also, reference is made to Attachment A for the proposed revised disclosure.

SEC Comment

10.           Please revise MD&A to state the discount rates used as of July 1, 2004 and April 3, 2005.  Please also include an explanation as to why you believe such discount rates are reasonable, as the discount rate we noted from the documentation you provided to us exceeds your interest rates at that time.

Response

10.           The Company will revise its MD&A disclosure to specify the discount rate used as of July 1, 2004 and April 3, 2005 and summarize the information provided below.  Reference is made to Attachment A for the proposed revised disclosure.  The Company believes it has utilized the most appropriate assumptions, including the discount rate, in its goodwill impairment calculation.  To facilitate a more complete understanding of these assumptions, the Company is providing the following discount rate derivation analysis.

To calculate the value of a reporting unit in the Company’s SFAS 142 analysis, an estimate of an appropriate discount rate was necessary.  In the Company’s evaluation of the risk associated with the expected cash flow of each reporting unit considered, the Company utilized a weighted average cost of capital (“WACC”).  The WACC measures a company’s cost of debt and equity financing weighted by the percentages of debt and equity in a typical market participant’s target capital structure.  The Staff has noted that the Company’s discount rate exceeds its interest rate; however, the interest rate represents only the cost of debt.  Since GAAP requires a market participant rate, and market participants use both debt and equity financing, it would not have been appropriate for the Company to utilize only its debt interest rate.  For SFAS 142 purposes, the Company respectfully submits that it is most appropriate to use the WACC.

SEC Comment

11.           Please revise MD&A to clarify the disclosure regarding the “aggressive office consolidation and headcount reduction effort related to infrastructure operations engaged in such projects.”  Specifically, please identify the specific business units that generated the material portions of the goodwill impairment.  Please disclose which of these business units were closed or consolidated as a direct result of the March 2005 decision to exit the fixed-price civil infrastructure construction business.  Please disclose also the number of employees at these business units who were terminated as a direct result of the March 2005 decision to exit the fixed-price civil infrastructure construction business.  A material reduction in employees would reasonably be expected to correlate with the expected future reduction in cash flows.

Response

11.           The Company had established a goal to reduce costs to be more in line with the expected decrease in future revenues and ultimately attain higher profit levels.  The amount of revenue to be generated was forecast to be less than the amount that had been previously forecast.  The most significant costs that could be reduced related to the Company’s labor and office facilities.  These business activities require constant management attention, and the Company continually assesses its costs to ensure that profits are maximized. As such, management established a general plan to reduce these costs.

The Company did not close an infrastructure business unit as a result of the plan as the actions the Company intended to take to reduce costs were across all of the Company’s business units and not necessarily concentrated in a subset of such units.   However, the Company has consolidated eight business units into three business units in connection with its efforts to date.  In addition, as noted in the Company’s previous response letters, there was no single reduction-in-force event that resulted from the Company’s decision to exit the fixed-price civil infrastructure construction business.  Instead, the employee reductions were gradual over time and impacted all of the business units that performed fixed-price civil infrastructure work as contracts were completed and finally closed out.  As of April 2, 2005, the Company employed approximately 2,400 full-time employee equivalents in its infrastructure segment; as of October 2, 2006, approximately 2,250 full-time employee equivalents were employed in that segment.  Prior to April 2005, the Company anticipated that the infrastructure segment would have employed approximately 2,700 individuals as of the end of fiscal 2006.

Further, as the Company has previously noted, the goodwill impairment was also caused by other factors that arose or increased in significance in the second quarter of fiscal 2005, including adverse developments in the business environment, the loss of key personnel and the unanticipated increase in competition.  Accordingly, there were several reasons for the change in the Company’s business that caused a decrease in expected future cash flows since the Company’s impairment test in July 2004.

The Company believes it has appropriately assessed goodwill for impairment at the infrastructure reporting unit level under SFAS 142.  The Company has not previously disclosed operating information regarding any specific business unit.  The Company does not believe it is appropriate or meaningful to disclose the names of specific business units generating the material portions of the goodwill impairment in light of the fact that the individual business units are not reporting units for SFAS 142 purposes and, from the hypothetical business unit goodwill impairment analyses prepared for the Staff, the goodwill impairment would have impacted almost all business units.

SEC Comment

12.           Please revise MD&A to clarify the characteristics of the contracts referenced as “fixed-price civil infrastructure construction contracts.”  It appears that the business section descriptions about infrastructure segment activities and projects in the Form 10-K is not materially different from the disclosures in the prior year’s Form 10-K.  Accordingly, it is not clear what specific business has been exited (i.e., water infrastructure, transportation projects, institutional facilities, etc.).  Also, please clarify whether there have been any “fixed-price civil infrastructure construction contracts” in the resource management and/or communications segments.

Response

12.           Projects that are considered civil infrastructure construction work can arise from any of the types of technical projects covered by the services offered by the Company’s infrastructure businesses, i.e., water infrastructure, transportation projects and institutional facilities.  The term “fixed-price” refers to the basic economic arrangement of the contract, and not to any specific type of project.  As disclosed in the Company’s 2005 Form 10-K, the three primary contract types are cost-plus, time and materials, and fixed-price.

The resource management segment also performs certain fixed-price civil construction work.  However, these projects are generally minor in nature, and are often part of a larger contract, negotiated as a single package, or part of a large contract that, on an overall basis, is not considered fixed-price civil infrastructure construction.  These contracts, under which a fixed-fee is determined following negotiation as opposed to a fixed fee submitted by a sealed bid common in the infrastructure business, have typically been adequately managed by the resource management businesses.  The communications segment had also previously participated in fixed-price civil infrastructure construction projects; however, this segment is no longer involved in this type of work.

SEC Comment

13.           In the revised MD&A disclosure, please disclose whether a material uncertainty exists regarding the recoverability of any material portions of the remaining goodwill asset.  For example, it is not clear whether there are any business units with material goodwill assets that are experiencing adverse operating results or that have an estimated fair value at or near the carrying value of net assets.  Refer to Sections 216, 501.02 and 501.12.b.3 of the Financial Reporting Codification for guidance.

Response

13.           The Company does not have reporting units with material goodwill assets that are experiencing adverse operating results which create material uncertainty regarding the recoverability of the remaining carrying value of goodwill.  The Company has disclosed this conclusion in the notes to the financial statements and in the MD&A disclosure in prior Form 10-K and Form 10-Q filings.  Further, as requested by the Staff, the Company will continue to provide this disclosure in its MD&A, as appropriate.

SEC Comment

14.           Based on your response letters, it is unclear to us whether the additional contract losses recognized on your fixed-price civil infrastructure construction contracts during the second quarter of fiscal year 2005 relate to new information you obtained during the fiscal quarter about those contracts (i.e., poor weather conditions), or whether the losses relate to previous quarters but just not recognized until Sam Box and Dan Batrack began their hands-on review of this business.  In this regard, we note that as of October 3, 2004 you determined your disclosure controls and procedures were ineffective primarily due to “the failure to properly apply generally accepted accounting principles in certain project and litigation related circumstances and insufficient coordination between accounting and operational personnel on project management and forecast disciplines.”  We further note that you believed the changes you made to address the material weakness would not be in place until the end of the second quarter of fiscal 2005.  Please tell us the amount of the losses recognized in the second quarter of fiscal year 2005 relates to previous periods, if any.  Please revise your disclosure in MD&A to state the specific reasons the additional fixed-price civil infrastructure construction contract losses were recognized during the second quarter of fiscal year 2005.

Response

14.           The additional contract losses recognized in the second quarter of fiscal 2005 related to new information and updated project estimates.  The Company acknowledges that a more extensive review of operations and a large number of contracts was performed in early fiscal 2005 by management, but the scope of the reviews was driven by the perceived changes in operations and business risks that occurred in the second quarter.  The more intensive review effort was related to the reviewers’ unfamiliarity with the details of some of the businesses and contracts.

With respect to contract accounting, it should be noted that the Company recognizes its project revenue and costs under SOP 81-1.  Under SOP 81-1, the Company prepares quarterly project estimates and is required to record contract adjustments for changes in estimates, including anticipated future contract losses, in the period in which such conditions are known.  Management had reviewed the contract adjustments made in the second quarter of fiscal 2005 and determined at the time that there were no significant contract true-ups caused by changes in assumptions or facts in evidence that should have been addressed in earlier periods.

The project accounting controls in place during fiscal 2004 and 2005 were properly designed and operated effectively.  Company Accounting Policy No. 4, which was formally implemented during the fourth quarter of fiscal 2004, specifically requires the performance of project estimates each fiscal quarter.  This policy has been appropriately followed since its implementation as adjustments were recorded for those projects in which changes in operations, assumptions and facts required changes in the accounting estimates.

As noted by the Staff, the Company’s 2004 Form 10-K filing contained disclosure regarding ineffective disclosure controls and procedures.  This disclosure resulted from the Company’s restatement of its fiscal 2003 and prior results, triggered by an accounting error related to a legal contingency associated with a single contract dispute in a prior year. The disclosure described several areas of internal control that required improvement.  Although management believed it had implemented controls over project management during fiscal 2004, the disclosure remained in the Company’s periodic reports until all facets of the control weakness were tested for a sufficient period of time and determined to be designed and operating effectively by both management and the Company’s independent auditors during fiscal 2005, the initial year of the Company’s required compliance with Section 404 of the Sarbanes-Oxley Act.

The Company concluded that its project accounting controls were in place and properly designed as of the second quarter of fiscal 2005, and that those controls, as designed, were operating effectively.  Further, the Company determined that contract losses recognized during that period did not represent losses that should have been recorded in previous periods.  The Company also believes that its current disclosure regarding the goodwill impairment issue adequately addresses the reasons for the contract losses, but has supplemented that disclosure for greater clarity.  Reference is made to Attachment A for the proposed revised disclosure.

Form 10-Q for the Fiscal Quarter Ended July 2, 2006

SEC Comment

16.           Page 30 of your July 2, 2006 Form 10-Q references a drive to “scale down our bids on fixed-price civil infrastructure construction contracts.”  Please reconcile this with the page 29 disclosure stating that the company had decided to “discontinue bidding on and providing services related to fixed-price civil construction contracts.”

Response

16.           Following its review of the phrases cited by the Staff, the Company acknowledges that the reference on page 30 to a “scaling down” of fixed-price civil infrastructure construction contract bids was an oversight.  Accordingly, the Company will eliminate this inconsistency in its revised MD&A disclosure.  Reference is made to Attachment A for the proposed revised disclosure.

* * * *

During your review, should you have any additional questions with respect to the Company’s responses, please contact David King, Executive Vice President and Chief Financial Officer, at (626) 470-2468; Steve Burdick, Vice President - Corporate Controller, at (626) 470-2463; or me at (626) 470-2469.  The Company would also be willing to meet with representatives of the Staff and the Corporate Finance Division’s Office of Chief Accountant.

Very truly yours,

/s/ DAN L. BATRACK

Dan L. Batrack
Chief Executive Officer

DLB:dm

Enclosure:  Attachment A

cc:	Tracey Houser, Staff Accountant
Al Pavot, Staff Accountant
Sam W. Box
David W. King
Steven M. Burdick
Janis B. Salin
Paul Sung, PricewaterhouseCoopers LLP Engagement Partner
Cody Smith, PricewaterhouseCoopers LLP National Office Partner

Attachment A

Fiscal 2005 Operating Results

In fiscal 2005, particularly in the second quarter of fiscal 2005, we recorded significant operational and goodwill impairment charges that resulted in a net loss for the year.  To supplement the foregoing management discussion and analysis, the following is a discussion of the material factors that led to the more significant charges related to the fiscal 2005 goodwill impairment, lease impairment and accounts receivable charges.

Goodwill Impairment:  Due to several factors that arose or increased in significance in the second quarter of fiscal 2005, including adverse developments in the business environment, the loss of key personnel, the unanticipated increase in competition and the inability to execute efficiently on fixed-price civil infrastructure construction projects, as more fully discussed below, we did not operate our infrastructure business profitably. Accordingly, during that quarter, we made a strategic decision to change our business model and to no longer pursue fixed-price civil infrastructure construction projects.  These projects include institutional, commercial and leisure facilities, and transportation and water infrastructure projects.  Prior to this quarter, we had actively pursued and conducted business in the fixed-price civil infrastructure area, and had not been contemplating such a change.  Further, we came to the conclusion that we were unwilling to absorb further operating losses or make additional investments necessary to return the operations to profitability when resources could be deployed in other areas that offered higher rates of return.  The above-mentioned factors were the key triggers that led us to believe that the infrastructure segment goodwill was likely impaired.  Under SFAS 142, we were required to assess the impact of this decision by performing an interim impairment test.  As a result of this test, we determined that the carrying amount of our goodwill was impaired and recorded an impairment charge of $105.0 million in our infrastructure segment in the second quarter of fiscal 2005.  In addition, we recorded a $0.6 million impairment charge for the infrastructure segment identifiable intangible assets.

Our fiscal 2004 SFAS 142 analysis was completed on our annual assessment date of June 28, 2004 (the first day of our fiscal fourth quarter of 2004).  As a result of this analysis and future cash flow projections, the fair value of the infrastructure reporting unit was determined to exceed the carrying value and there was no impairment of the recorded goodwill.  We did not encounter any significant discrete events, or any combination of events, in the fourth quarter of fiscal 2004 or the first quarter of fiscal 2005 that would have triggered an interim impairment analysis of goodwill associated with our infrastructure business.  During the fourth quarter of fiscal 2004 and the first quarter of 2005, management believed that this business would improve in the future as a result of changes in business climate or competition such as increased state and local government budgets, passage of the new federal transportation bill and increased availability of state and local school bond funding.  Accordingly, there were no indicators of a goodwill impairment charge or other asset write-off until the second quarter of fiscal 2005.

As illustrated in the following table, and as previously disclosed in our prior period financial statements, the financial results in the second quarter of fiscal 2005 indicated potential goodwill impairment.  The year-over-year results reflected a negative trend, and the infrastructure segment reported a loss of $8.3 million prior to any goodwill impairment charge.  The table summarizes the operating results of our infrastructure reportable segment for the five quarters prior to the goodwill impairment charge, compared to the second quarter of fiscal 2005 ($ in thousands).

	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1 2005	Q2 2005 (1)
Operating cash flow	$4,300	$13,300	$5,900	$1,400	$2,300	$6,500
Revenue	88,025	93,123	108,324	104,457	93,656	90,887
Revenue, net of subcontractor costs	72,979	75,395	85,354	81,572	75,421	72,905
Gross profit	15,657	15,592	12,662	7,387	11,969	4,499
Segment income (loss) from operations	8,117	7,299	4,551	(1,548)	4,102	(8,312)

(1) Excludes goodwill and other intangible asset impairment charges of $105.6 million.

We did not experience any similar indicators in our resource management segment that would warrant an interim goodwill impairment analysis.  We did not perform an analysis on our communications segment since there was no goodwill recorded.  The impact of the identified negative indicators is discussed in more detail below.

Strategic Decision to Exit Fixed-Price Construction Business:  We identified several operational issues as of the fiscal year ended October 1, 2004 and the first quarter of fiscal 2005, but considered the lower operating results to be attributable to temporary conditions.  These operational issues included the specific identification of underperforming contracts in certain office regions, together with increases in variable overhead costs incurred that were considered inconsequential.  We believed that backlog would soon increase and growth would ensue because of increased state and local government budgets, passage of the new federal transportation bill and increased availability of state and local school bond funding.  For that reason, prior to the second quarter of fiscal 2005, we had not considered exiting the fixed-price civil infrastructure construction business.  Instead, we continued to focus on long-term revenue growth and did not implement significant short-term operational changes due to anticipated opportunities.

During the second quarter of fiscal 2005, we were surprised by the negative results reported by the infrastructure segment late in the quarter as a result of the recognition of contract losses.  Further, we realized that the adverse business environment was more permanent than transitory because of the continuing state and local government budget shortfalls, the loss of key personnel and the unanticipated increase in competition. The continued delay of newer profitable contracts created a more permanent overcapacity of workforce and facilities that required immediate action. Further, we anticipated a reduced forecast for revenue and profit.  This reduction was also caused by other factors not necessarily related to the exit of the fixed-price civil infrastructure construction business that arose or increased in significance in the second quarter of fiscal 2005, including adverse developments in the business environment, the loss of key personnel and the unanticipated increase in competition.

As a result of these factors, we concluded that more extreme measures were necessary to return to profitability and mitigate potential future losses.  Such actions included the strategic decision to discontinue bidding on and providing services related to fixed-price civil infrastructure construction projects, an aggressive office consolidation (eight business units were consolidated into three business units and five offices were closed) and a headcount reduction effort related to infrastructure operations engaged in such projects.  There was no single reduction-in-force event that resulted from our decision. Rather, the employee reductions occurred gradually over time as contract obligations were completed and finally closed out.  These employee reductions impacted all of the business units that performed fixed-price civil infrastructure work.  As of April 3, 2005, we had approximately 2,400 full-time employee equivalents in the infrastructure segment, and this number had been projected to grow to approximately 2,700 as of October 1, 2006, as compared to 2,250, as of that date.

We used, and continue to use, various accounting and project management systems that were, and continue to be, in various stages of being replaced by our new Oracle-based ERP system.  These various systems did not track fixed-price contracts specifically as civil infrastructure construction or otherwise, nor did we as a matter of routine prepare or aggregate revenue, income and cash flow information for any category of contracts at this level of detail from information embedded in the detailed contracting data and the operating results of each business unit.  However, during the second quarter of fiscal 2005 when we investigated the causes of significant losses, we noted that the losses were primarily due to poor results from fixed-price civil infrastructure construction contracts.  Although we did not separately track operating results for our fixed-price civil infrastructure construction projects as a whole, we did know which units planned to perform this type of work and included such work in their forecasts.  We considered this information in estimating the impact of the termination of these projects and other adverse developments on future revenue and cash flow forecasts for SFAS 142 purposes.

Adverse Changes in Business Climate:  Prior to fiscal 2005, we experienced only a gradual degradation in our infrastructure business due to:

•                  Reduced state and local government budgets;

•                  Delays by Congress in approving the new federal transportation bill, known as the Safe, Accountable and Efficient Transportation Equity Act:  A Legacy for Users (SAFETEA-LU).  This bill was not passed until July 2005, which caused future prospects to be delayed; and

•                  State and local delays in school funding due to failures to pass bond referendums.

Based upon these gradual changes in the business climate, we developed plans to reduce costs in overstaffed markets by closing and consolidating offices, reducing headcount and streamlining management.  However, these actions did not result in the desired increase in profits.  During the second quarter of fiscal 2005, the business climate changed adversely beyond our previous expectations and there was insufficient backlog to fund expected future revenue levels.  Our civil infrastructure backlog at the beginning of fiscal 2004 was $245 million and it declined to $214 million at the end of fiscal 2004.  This backlog further declined to $203 million as of the first and second quarters of fiscal 2005.  This backlog decline was a basis for the revised downward forecasts in revenue and future cash flows for SFAS 142 purposes.

Unanticipated Competition:  Prior to fiscal 2005, we experienced normal competition from other engineering and consulting firms that also faced decreasing opportunities. The continuing state and local government budget deficits, as well as delays in the federal transportation bill, forced each firm to compete for a smaller pool of projects.  During the second quarter of fiscal 2005, this competition became more fierce.  This business environment caused us to lower project bids, although our costs did not decrease.  Further, due to the continuing government budget deficits, the competitive environment seemed more permanent than previously anticipated, which caused a significant deterioration in our operating results.  Certain members of our management and professional personnel left our company during the second quarter of fiscal 2005, as noted below, to join our competitors or start their own firms.  This created unanticipated losses of clients and the inability to win additional work as previously anticipated, which further reduced our revenue projections and future cash flows for SFAS 142 purposes.

Loss of Key Personnel:  Prior to fiscal 2005, we had non-compete agreements in place with key personnel who were former owners or former key employees of the companies we acquired.  Several of these agreement expired during the first half of fiscal 2005 and we experienced a significant loss in key personnel.  Our Senior Vice President, Infrastructure resigned and several key managers departed.  Further, our competitors recruited our key personnel.  The consequence of these departures in the second quarter of fiscal 2005 was the loss of clients, the loss of opportunities to procure new work, and the reduction of our infrastructure engineering capabilities.

In addition to the key factors noted above, we recognized several project losses based upon inadequate scope definition and contract value.  Further, we recognized project cost overruns on a number of fixed-price contracts. In the aggregate, the second quarter operating loss recorded in the infrastructure segment was approximately $8.3 million before the goodwill impairment charge.  The loss was a result of updated project estimates based on new information such as updated cost estimates, the impact of weather and other external factors, and changes in project management assumptions.  Management had reviewed the contract adjustments made in the second quarter of fiscal 2005 and determined at the time that there were no significant out-of-period adjustments.

Due to the loss noted above, the change in our strategic plan and the related downward adjustment in forecasted future operating income and cash flows, we concluded there was a potential for goodwill impairment.  As required by SFAS 142, we conducted an interim assessment and performed the two-step interim impairment test.  First, we determined that the goodwill recorded in our infrastructure reporting unit was impaired because the fair value of the reporting unit was less than the carrying value of the reporting unit’s net assets.  To quantify the impairment, we then allocated the fair value of the infrastructure reporting unit to the reporting unit’s individual assets and liabilities utilizing the purchase price allocation guidance of SFAS No. 141, Business Combinations (SFAS 141).  The fair value of the reporting unit was estimated by using both an income approach and a market approach.  We used a consistent methodology for both the 2004 and 2005 analyses based on the following:

•                  We reviewed three different approaches that may be employed to determine the fair value of our reporting units:  (i) the Income Approach, (ii) the Market Approach, and (iii) the Cost Approach.  While each of these approaches is initially considered in the valuation of the business enterprises, the nature and characteristics of the reporting units indicate which approach, or approaches, is most applicable.  We did not utilize the Cost Approach as this approach is typically used for capital-intensive businesses.  Because we are a service-based organization, a combination of the Income and Market Approaches would generally provide the most reliable indicators of value.  We weighted the Income Approach and the Market Approach at 70% and 30%, respectively.  The Income Approach was given a higher weight because it has the most direct correlation to the specific economics of our reporting units, compared to the Market Approach which is based on multiples of broad-based (i.e. less comparable) companies.  While useful, a Market Approach is less reliable to us and should have a lower weighting than an Income Approach.  If we had weighed the two approaches equally, the amount of the impairment would have been $108 million.

•                  The Income Approach utilized a discounted cash flow (DCF) method.  The basis for our forecasted calculations and assumptions was a “bottoms-up” calculation for each business unit in connection with our mid-year semi-annual plan forecast for the remainder of fiscal 2005.  The aggregated results at the infrastructure segment level were further reviewed and adjusted by segment and corporate management for known factors based on management’s judgment.  This short-term forecast was then used as a basis for the longer-term projections to calculate the DCF.  The short-term and long-term assumptions took into account our strategic decision to exit fixed-price civil infrastructure construction projects, the adverse changes in business climate, the unanticipated competition and the loss of key personnel, as noted above.

•                  Our exit from future fixed-price civil construction contracts had a negative impact on our April 3, 2005 estimates of discounted cash flows compared to our prior June 28, 2004 estimates of future discounted cash flows as the estimates implicit in the June 28, 2004 goodwill test assumed relatively significant levels of profit and positive cash flows from this type of project in future years, consistent with prior periods.  Accordingly, significant profits and positive cash flows from future contracts of this type were expected to continue at the previously recognized levels and were assumed in our forecasts and in our prior impairment assessments.  The elimination of future contract work of this type, along with other adverse changes, contributed to the reduction in our forecasted revenue, net of subcontractor costs, net income and cash flows declined approximately $1,373.0 million, $127.6 million and $88.2 million, respectively, over the seven-year cash flow horizon in our April 2005 impairment test, compared to our previous estimates as of June 28, 2004.   Further, the terminal value computed in the April 2005 goodwill impairment was also significantly reduced compared to our previous estimates for the same reasons.

•                  We did not anticipate any further loss contracts, other than those identified and already accounted for as of the second quarter of fiscal 2005.  Further, there was no assumption that the infrastructure segment would generate losses in future periods.  We have experienced profits in each of the quarters following the second quarter of fiscal 2005.  The improvement in the second half of fiscal 2005 and in fiscal 2006, compared to the loss in the second quarter of fiscal 2005, partially resulted from our recognition of all known loss contracts in the second quarter, which caused improved operating results in subsequent periods.  The level of profitability of our infrastructure reporting unit since the goodwill write-down in the second quarter of fiscal 2005, compared to our previous forecasts, provided further evidence that the carrying value of the goodwill prior to the write-down was not fully recoverable.  We expected to continue to be profitable, notwithstanding our prior losses, based on our current contract bid rates and profit estimates relative to the infrastructure segment backlog.  We believe that our operating income and profit rates will increase slightly in the future as we continue to improve our project management capabilities.

•                  We determined that annual revenue growth rates of 8% and year-over-year decreases in overhead costs as a percentage of revenue used in the fiscal 2004 analysis for the infrastructure business were no longer appropriate based on our experience and our revised outlook.  Accordingly, future revenue growth rates used in the 2005 analysis were determined to be no more than 5% annually.  Future direct and indirect overhead costs as a percentage of revenue were not expected to improve significantly, primarily due to the reduced revenue growth assumptions.  The revised assumptions used in our April 3, 2005 goodwill impairment analysis have proven to be reasonable.  This is evidenced by the fact that our infrastructure segment’s revenue, net of subcontractor costs, projections for fiscal 2006, as used in the 2005 goodwill impairment analysis, were within 1% of the actual amount achieved in fiscal 2006.  Also, the projections for fiscal 2007, as used in the 2005 goodwill impairment analysis, are comparable to the fiscal 2007 updated annual operating plan.  Overall, the updated future projections estimated profits at lower levels than had previously been forecasted and utilized in our SFAS 142 analysis.

•                  To calculate the value of a reporting unit in our SFAS 142 analysis, an estimate of an appropriate discount rate was necessary.  We used a discount rate of 15% as of both June 28, 2004 and April 3, 2005.  In our evaluation of the risk associated with the expected cash flow of each reporting unit considered, we utilized a Weighted Average Cost of Capital (WACC) method.

In summary, we were required to perform an interim goodwill impairment test as a result of the adverse factors identified during the second quarter of fiscal 2005, as described above, and not wait until July 2005 to perform our annual goodwill impairment test.  We modified the assumptions in our future operating income and cash flow projections used in the goodwill impairment test as a result of our decision to exit the fixed-price civil infrastructure construction business and other factors.  Future projections of profits and cash flows were estimated at significantly lower amounts than had previously been expected.  We determined that the lower profits and cash flows could not support the recoverability of the infrastructure segment’s goodwill of $174.6 million.  As a result, the implied value of the infrastructure reporting unit’s goodwill was $105.0 million less than the carrying value of the goodwill.  This difference was recorded as a non-cash impairment charge to reduce the goodwill in the infrastructure reporting unit to $69.6 million.  For subsequent periods, we completed our required annual assessment of goodwill for impairment at each of our reporting units as of July 4, 2005 and July 2, 2006 (the first day of our fiscal fourth quarter each such year).  The assessments indicated that we do not have any reporting units with a goodwill impairment.

Lease Impairment:  In connection with the continuing consolidation of certain operations in the infrastructure and communications businesses, and in accordance with Statement of Financial Accounting Standards No 146, Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146), we recorded a charge of $5.6 million related to the abandonment of certain leased facilities in the second quarter of fiscal 2005, which was offset by an adjustment of $1.8 million and $0.8 million from subsequent favorable sub-lease agreements and lease settlements in the second half of fiscal 2005 and the first quarter of fiscal 2006, respectively.  These facilities are no longer in use by us, and the charges are net of reasonably estimated sublease income.  We have not recorded any other charges.  These amounts were recorded as selling, general and administrative expenses.

The aggregate fiscal 2005 charge of $5.6 million will result in the recognition of lower future costs in the financial statements.  Consolidation of facilities may continue to further decrease our costs of doing business.  The annual cost reductions associated with the lease impairment charges are expected to be less than $400,000 per year.  The other cost savings related to our restructuring activities varied based on the elimination of specific civil infrastructure projects since the terms and conditions of the related contracts were different.  Consequently, those cost savings are difficult to quantify and are not estimable. As a result of our restructuring activities, we experienced a decrease in the number of our employees, which may result in lower future revenue.  However, we could not estimate the total cost savings or decrease in revenue as employment terminated at various times based on the completion of multiple different projects.

Accounts Receivable Charges:  We reduced our net accounts receivable by an allowance for amounts that are considered uncollectible. We determined an estimated allowance for uncollectible amounts based on our evaluation of the contracts involved and the financial condition of the applicable clients.  This process is performed each fiscal quarter and encompasses a review of all significant client account balances.  We regularly evaluate the adequacy of the allowance for doubtful accounts by considering multiple factors and circumstances, such as type of client (government agency or commercial sector); trends in actual and forecasted credit quality of the client, including delinquency and payment history; general economic and particular industry conditions that may affect a client’s ability to pay; and contract performance and change order/claim analysis.

We increased our allowance for doubtful accounts by approximately $20.3 million in fiscal 2005: due to our inability to collect on certain contract change orders for which work was performed and billed but not collectable, and cost was in excess of contract value (approximately $13.5 million); contract and collection concessions (approximately $6.5 million); and client bankruptcy filings (approximately $0.3 million). The amounts recorded as revenue and billed to clients were based on the contract scopes, and such amounts were considered to be valid revenue for which services were provided and costs were incurred.

The following is the revised Goodwill Policy disclosure:

Goodwill accounting policy

SFAS 142 requires an annual test of goodwill for impairment at each of our reporting units.  We perform our required annual assessment of goodwill annually on the first day of our fiscal fourth quarter.  Reporting units for purposes of this test are identical to our operating segments and consist of resource management, infrastructure and communications.  The annual impairment test is a two-step process.  As the first step, we estimate the fair value of the reporting unit and compare that amount to the sum of the carrying values of the reporting unit’s goodwill and other net assets.  If the fair value of the reporting unit is determined to be less than the carrying value, a second step is performed to compare the current implied fair value of the goodwill to the current carrying value of the goodwill and any resulting decrease is recorded as an impairment of goodwill.

We utilize two methods to determine the fair value of our reporting units:  (i) the Income Approach and (ii) the Market Approach.  While each of these approaches is initially considered in the valuation of the business enterprises, the nature and characteristics of the reporting units indicate which approach, or approaches, is most applicable.  The Income Approach utilizes the discounted cash flow (DCF) method, which focuses on the expected cash flow of the reporting unit.  In applying this approach, the cash flow available for distribution is calculated for a finite period of years.  Cash flow available for distribution is defined, for purposes of this analysis, as the amount of cash that could be distributed as a dividend without impairing the future profitability or operations of the reporting unit.  The cash flow available for distribution and the terminal value (the value of the reporting unit at the end of the estimation period) are then discounted to present value to derive an indication of value of the business enterprise.  The Market Approach is comprised of the guideline company and the similar transactions methods.  The guideline company method focuses on comparing the reporting unit to selected reasonably similar (or “guideline”) publicly-traded companies.  Under this method, valuation multiples are:  (i) derived from the operating data of selected guideline companies; (ii) evaluated and adjusted based on the strengths and weaknesses of the reporting units relative to the selected guideline companies; and (iii) applied to the operating data of the reporting unit to arrive at an indication of value.  In the similar transactions method, consideration is given to prices paid in recent transactions that have occurred in the reporting unit’s industry or in related industries.  For our fiscal 2006 and fiscal 2005 annual goodwill impairment tests, we weighted the Income Approach and the Market Approach at 70% and 30%, respectively.  The Income Approach was given a higher weight because it has the most direct correlation to the specific economics of the reporting unit, as compared to the Market Approach, which is based on multiples of broad-based (i.e. less comparable) companies.

The following is the revised Significant Accounting Policy disclosure for Goodwill and Intangibles (new third paragraph):

The Company utilizes two methods to determine the fair value of its reporting units:  (i) the Income Approach and (ii) the Market Approach.  While each of these approaches is initially considered in the valuation of the business enterprises, the nature and characteristics of the reporting units indicate which approach, or approaches, is most applicable.  The Income Approach utilizes the discounted cash flow (DCF) method, which focuses on the expected cash flow of the reporting unit.  In applying this approach, the cash flow available for distribution is calculated for a finite period of years.  Cash flow available for distribution is defined, for purposes of this analysis, as the amount of cash that could be distributed as a dividend without impairing the future profitability or operations of the reporting unit.  The cash flow available for distribution and the terminal value (the value of the reporting unit at the end of the estimation period) are then discounted to present value to derive an indication of value of the business enterprise.  The Market Approach is comprised of the guideline company and the similar transactions methods.  The guideline company method focuses on comparing the reporting unit to selected reasonably similar (or “guideline”) publicly-traded companies.  Under this method, valuation multiples are:  (i) derived from the operating data of selected guideline companies; (ii) evaluated and adjusted based on the strengths and weaknesses of the reporting units relative to the selected guideline companies; and (iii) applied to the operating data of the reporting unit to arrive at an indication of value.  In the similar transactions method, consideration is given to prices paid in recent transactions that have occurred in the reporting unit’s industry or in related industries.  For its fiscal 2006 and fiscal 2005 annual goodwill impairment tests, the  Company weighted the Income Approach and the Market Approach at 70% and 30%, respectively.  The Income Approach was given a higher weight because it has the most direct correlation to the specific economics of the reporting unit, as compared to the Market Approach, which is based on multiples of broad-based (i.e. less comparable) companies.